UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 7, 2007**

Timberline Resources Corporation
(Exact Name of Registrant as Specified in Charter)

Idaho
(State or Other Jurisdiction of Incorporation)

000-51549	**82-0291227**
(Commission File Number)	(IRS Employer Identification No.)

101 East Lakeside Avenue
Coeur D'Alene, Idaho 83814
(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: **(208) 664-4859**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On November 7, 2007, the Registrant issued a press release announcing the preliminary fourth quarter revenue figures for its wholly-owned subsidiary, Kettle Drilling, Inc. The press release is attached hereto as Exhibit 99.1.

Item 5.02 Appointment of Director; Compensatory Arrangement of Certain Officers

On November 9, 2007, pursuant to the Registrant's bylaws, the Registrant's Board of Directors appointed as a director to the Company Mr. Ron Guill. Mr. Guill has been appointed to the Registrant's compensation committee and the Registrant's corporate governance and nominating committee.

Mr. Guill, 59, is the founder, owner and general manager of Small Mine Development. Founded in 1982, Small Mine Development is one of the largest underground mine contractors in the United States. Mr. Guill has expertise in executive management, underground mining, and mine development. Mr. Guill has also served as trustee for the Northwest Mining Association. Mr. Guill holds a degree in Mining Engineering from the Mackay School of Mines at the University of Nevada.

Mr. Guill is not related by blood or marriage to any of the Company's directors or executive officers or any persons nominated by the Company to become directors or executive officers. In the last fiscal year, the Company has not engaged in any transaction in which Mr. Guill or a person related to Mr. Guill had a direct or indirect material interest.

Item 7.01. Regulation FD

The Registrant issued a press release on November 7, 2007, announcing preliminary fourth quarter revenue figures for the Registrant's wholly-owned subsidiary, Kettle Drilling, Inc.

The Registrant issued a press release on November 9, 2007, announcing the appointment of Mr. Guill as a director to the Company.

Item 9.01. Financial Statements and Exhibits

99.1   Press release dated November 7, 2007

99.2   Press release dated November 9, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Timberline Resources Corporation
(Registrant)

Dated: November 12, 2007   By: /s/ Randal Hardy
                                                  Randal Hardy
                                                  Chief Executive Officer

Exhibit 99.1

Timberline Reports Record Revenue, Provides Corporate Update

November 7, 2007 – Coeur d'Alene – Timberline Resources Corporation (OTCBB:TBLC) today announced preliminary fourth quarter revenue figures for its wholly-owned contract drilling subsidiary, Kettle Drilling, Inc. ("Kettle"). Kettle and its subsidiary, World Wide Exploration, S.A. de C.V. ("World Wide"), specialize in underground drilling services in support of active mining operations and advanced exploration projects.

For the quarter ending in September 2007, unaudited results indicate total consolidated revenues of approximately $6.3-million, raising overall revenue for the 2007 fiscal year to more than $18 million and marking the sixth consecutive quarter of record revenues at Kettle since it was acquired by Timberline. Subject to any required audit adjustments, Kettle expects to show an overall net profit exceeding $500,000 in the fiscal fourth quarter.

Timberline CEO Randy Hardy stated, "Since acquiring Kettle eighteen months ago, we have aggressively pursued opportunities to expand its American and Mexican drilling operations. Heading into fiscal 2008, our primary focus is to reduce costs and increase profitability at Kettle while maintaining sustainable organic growth. We have thus far achieved Kettle's rapid expansion through equity financings and by reinvesting all of its cash flow. As our growth rate moderates, we expect to deliver greatly improved bottom-line results in our 2008 fiscal year, while significantly expanding our in-house exploration programs."

Subsequent to Timberline's recently completed offering, new purchases of additional drill rigs and support equipment are being planned for Kettle and World Wide. Timberline has also retired approximately $1.1-million in debt and is actively evaluating merger and acquisition opportunities in mining services and exploration.

Also subsequent to the offering, a follow-up application package for listing on the American Stock Exchange ("AMEX") was completed by Timberline and submitted by Dorsey and Whitney LLP of Denver on the Company's behalf. In order to fulfill AMEX standards, the Company has been interviewing potential independent directors since concluding its financing in mid-October. A new appointment to the Timberline Board has been made and will be announced shortly.

In exploration news, Timberline announced today that its exploration-dedicated rig has been mobilized to the Butte Highlands Gold Project to begin a planned 10,000-foot core drill program. While the onset of harsh winter weather is expected to suspend the program shortly, the Company hopes to make tangible progress before refocusing on Timberline project locations in the desert southwest. The program at Butte Highlands is designed to begin validating and expanding the property's substantial historic resource.

At the recently expanded Downeyville Project on Nevada's Walker Lane Mineral Belt, permitting is underway for an upcoming drill program. The Company recently completed a magnetic survey which outlined strong, structurally-controlled anomalies indicating a mineralizing intrusive at Downeyville beneath shallow gravel cover just south of known surface gold-silver mineralization. Timberline will conduct an initial 5,000-foot drill program to test portions of the anomalies for structurally-controlled ore-grade gold-silver skarn mineralization.

Permitting is also in progress at Timberline's Conglomerate Mesa and Santa Rosa properties where core drill programs are expected to commence in early 2008.

At the East Camp Douglas Gold Project, data compilation and computer modeling have led to the selection of several priority drill targets. Management believes that the project is sufficiently advanced to enter discussions with potential joint-venture partners to conduct planned drilling and to lead the next exploration phase.

For more information about Timberline, please visit the Company's website at www.timberline-resources.com.

Timberline Resources Corporation is a unique, growth-oriented company that combines positive cash flow from its ownership of Kettle Drilling, Inc. with "blue sky" upside from its mineral exploration division. Timberline common stock trades on the OTC Bulletin Board under the symbol "TBLC."

Contact Information:
John Swallow, Executive Chairman
Phone: (208) 664-4859
www.timberline-resources.com

Ian Cassel, Investor Relations
Phone: (717) 626-3991

Exhibit 99.2

Timberline Resources adds Ron Guill to its Board of Directors

November 9, 2007 – Coeur d'Alene – Timberline Resources Corporation (OTCBB:TBLC) announced today that Ron Guill has joined its Board of Directors. Mr. Guill is the founder, owner, and general manager of Small Mine Development ("SMD"), one of the largest underground mine contractors in the United States. Formed in 1982, SMD now has more than 300 full-time employees working at six mine sites, serving world-class clients including Barrick Gold and Newmont Mining.

Mr. Guill adds considerable expertise to the Timberline Board in areas ranging from executive management to underground mining and mine development. He has demonstrated exceptional skill in growing SMD from a start-up venture to a position of industry leadership through a time period that included several severe downturns in the mining industry. Mr. Guill also served as a trustee for the Northwest Mining Association which recognized him, and SMD, with their 2006 Platinum Award for Corporate Excellence. He holds a degree in Mining Engineering from the Mackay School of Mines at the University of Nevada.

Timberline Executive Chairman John Swallow stated, "We are very pleased to welcome Ron to the Timberline Board. His vast experience in mining services management and underground mining operations make him a highly complementary addition to our team as we continue to grow the mine services side of our business and advance our later-stage exploration projects."

For more information about Timberline, please visit the Company's website at www.timberline-resources.com.

Timberline Resources Corporation is a unique, growth-oriented company that combines positive cash flow from its ownership of Kettle Drilling, Inc. with "blue sky" upside from its mineral exploration division. Timberline common stock trades on the OTC Bulletin Board under the symbol "TBLC."

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-KSB, as amended, for the year ended September 30, 2006. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Contact Information:
John Swallow, Executive Chairman
Phone: (208) 664-4859
www.timberline-resources.com

Ian Cassel, Investor Relations
Phone: (717) 626-3991